

02005705

D STATES
:CHANGE COMMISSION
ı, D.C. 20549

OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden
hours per response . . . 12.00

SEC FILE NUMBER
8-50595

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KOFFLER & COMPANY

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11755 WILSHIRE BLVD., SUITE 2370
(No. and Street)

LOS ANGELES (City) CALIFORNIA (State) 90025 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN H. RATNER (310) 312-0877
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GUMBINER, SAVETT, FINKEL, FINGLESON & ROSE, INC.
(Name — *if individual, state last, first, middle name*)

1723 CLOVERFIELD BLVD. (Address) SANTA MONICA (City) CALIFORNIA (State) 90404 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 5 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/13/02 S.S

OATH OR AFFIRMATION

I, STEPHEN KOFFLER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KOFFLER & COMPANY, as of JANUARY 14, ~~19~~ 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT

Title

Notary Public


CAROL J. KEPLEY
Commission # 1219529
Notary Public - California
Los Angeles County
My Comm. Expires Jun 11, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KOFFLER & COMPANY

FINANCIAL REPORT

As of December 31, 2001

KOFFLER & COMPANY
FINANCIAL REPORT
For the year ended December 31, 2001

TABLE OF CONTENTS



GUMBINER, SAVETT, FINKEL, FINGLESON & ROSE, INC.
CERTIFIED PUBLIC ACCOUNTANTS
Santa Monica, California

Independent Auditors' Report

Board of Directors
Koffler & Company
Los Angeles, California

We have audited the accompanying statement of financial condition of Koffler & Company as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Koffler & Company as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Gumbiner, Savett, Finkel, Fingleson & Rose, Inc.

January 14, 2002

KOFFLER & COMPANY
STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS

ASSETS	
Cash and equivalents (Note 2)	$ 101,769
Accounts receivable	3,656
Property and equipment, at cost, net of accumulated depreciation (Note 3)	4,304
Prepayments and other assets	7,650
TOTAL ASSETS	$ 117,379

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 62,140
TOTAL LIABILITIES	62,140
COMMITMENTS (Note 4)	
STOCKHOLDER'S EQUITY	
Common stock, no par value: Authorized, 10,000 shares; Outstanding, 3,500 shares	35,000
Paid-in-capital	185,000
Accumulated deficit	(164,761)
TOTAL STOCKHOLDER'S EQUITY	55,239
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 117,379

The accompanying notes are an integral part of this statement.

KOFFLER & COMPANY
NOTES TO STATEMENT OF FINANCIAL CONDITION
For the year ended December 31, 2001

Koffler & Company (the "Company") is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers Inc. The Company provides investment-banking services to companies seeking to raise capital or acquire or divest operations.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affects the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation:

Depreciation is computed on an accelerated method based on the estimated useful lives of the assets, generally as follows:

Computer equipment	5 years
Equipment	5 years
Office furniture	5 years

S corporation election:

The Company and its stockholders have elected to treat corporate taxable income as income to the stockholder. Accordingly, federal and state income taxes are liabilities of the stockholder and not of the Company, except that California levies a 1.5% corporate tax on electing corporations.

Customer accounts:

The Company does not hold funds, securities or carry accounts for customers. In the opinion of management, the Company has complied with the exemptive provisions of rule 15c3-3 of the Securities and Exchange Commission throughout the year ended December 31, 2001.

Cash equivalents:

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

NOTE 2: CASH AND EQUIVALENTS

The Company maintains cash balances in money market funds. Such balances are not insured.

NOTE 3: PROPERTY AND EQUIPMENT

As of December 31, 2001, property and equipment consisted of the following:

Computer equipment	$ 38,474
Equipment	10,633
Office furniture	5,516
	54,623
Less accumulated depreciation	50,319
	$ 4,304

NOTE 4: COMMITMENTS

The Company leases office space and equipment under non-cancelable operating leases pursuant to agreements expiring through December 2003.

Minimum annual rental payments are as follows:

Fiscal Year Ending	
2002	$ 74,000
2003	77,000
	$ 151,000

NOTE 5: EMPLOYEE BENEFIT PLANS

The Company sponsors a defined contribution pension plan and a profit sharing plan for eligible employees. Eligibility begins after completion of one year of service and reaching the age of 21. Under the pension plan, the Company contributes 1% of covered compensation. Contributions to the profit sharing plan are discretionary.

NOTE 6: NET CAPITAL REQUIREMENT AND OTHER REGULATIONS

As a registered broker and dealer in securities and as a member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission. This rule prohibits a broker and dealer from engaging in securities transactions when its "aggregated indebtness" exceeds 15 times its "net capital" as those terms are defined in the rule. At December 31, 2001, the Company's net capital, as defined, was $37,792, which exceeded the required minimum net capital by $32,792.